WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04030192

May 13, 2004

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on May 10, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

By: Debra M. Burg
Debra M. Burg
Authorized Representative

SEC MAIL PROCESSING
RECEIVED
MAY 14 2004
WASH. D.C. 105 SECTION

dlw 5/19

Enclosures

Issued: 7.00am Monday 10 May 2004

MARKS & SPENCER ANNOUNCEMENT

Marks & Spencer announces that Luc Vandevelde, Chairman, has indicated that he wishes to leave the Company's Board of Directors.

Luc's decision has been prompted by personal commitments previously made to the Halley family and which arise from the untimely death of Paul Louis Halley late last year.

A search is under way for a new Chairman and Luc will remain in post for as long as necessary to establish his successor.

ENDS

For further information:

Corporate Press Office: 020 7268 1919

Investor Relations: 020 7268 4195